DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 [redacted]etherlands
[redacted]45 5740680

RECEIVED
2007 JUN 19 A 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

07024469

Heerlen (NL), 8 June 2007

SUPPL

DSM - Repurchase of shares (week 23)

Royal DSM N.V. has repurchased 805,650 of its own shares in the period from 31 May 2007 up to and including 6 June 2007 at an average price of EUR 37.49. This is in accordance with the second phase of the share buyback program announced on 27 April 2007.
The consideration of this repurchase was EUR 30.2 million.

The total number of shares repurchased under the second phase of this program to date is 4,087,875 shares for a total consideration of EUR 147.3 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

dlw 6/19 END

Forward-looking statements